UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Angelica Corporation

(Name of Subject Company (Issuer))

Angelica Corporation
(Name of Filing Person (Offeror))

Options to Acquire Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

Common Stock: 034663104
(CUSIP Number of Class of Securities)

STEVEN L. FREY

Vice-President, General Counsel and Secretary

Angelica Corporation

424 South Woods Mill Road

Chesterfield, Missouri 63017-3406

(314) 854-3800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John A. Granda
Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2800
Kansas City, Missouri 64106
(816) 842-8600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,462,845	$57.49

*                                         Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that options to acquire an aggregate of 369,863 shares of common stock are purchased at the purchase price applicable to each option.  This offer relates to 278,400 options with exercise prices below $22.00 ranging from $7.25 to $21.31, for which we will pay the difference between $22.00 and the exercise price, and up to 91,463 options at exercise prices greater than $22.00, for which we will pay $0.82 per option.  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the transaction valuation.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57.49	Filing Party: Angelica Corporation

Form or Registration No.: Schedule TO	Date Filed: July 3, 2008

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This Amendment No.2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Angelica Corporation, a Missouri corporation (“Angelica” or the “Company”), with the Securities and Exchange Commission on July 3, 2008, as amended and supplemented by Amendment No.1 to the Schedule TO filed by Angelica on July 21, 2008, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Schedule TO relates to the Company’s offer to purchase ( the “Offer”) for cash all outstanding options to purchase shares of its common stock with an exercise price less than $22.00 per share, and outstanding options to purchase up to 91,463 shares of its common stock with an exercise price greater than $22.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase and the other documents which were filed as exhibits to the Schedule TO.

This Amendment No. 2 to the Schedule TO, which is the final amendment to the Schedule TO, is filed to report the results of the Offer as required by Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following sentences:

The Offer expired at 10:00 a.m. St. Louis Time on August 4, 2008.  Following the expiration of the Offer, Angelica accepted for cancellation and payment options to purchase 343,900 shares of the Company’s common stock, which represents all of the options tendered in the Offer.  Angelica will promptly pay the holders of such options an aggregate purchase price of approximately $1,465,565.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANGELICA CORPORATION

By:	/s/ Stephen M. O’Hara
Name:	Stephen M. O’Hara
Title:	President and Chief Executive Officer

Date: August 4, 2008